100 YEARS OF HEART

2005-06 SASKATCHEWAN
1ST QUARTER FINANCIAL REPORT

GENERAL REVENUE FUND UPDATE

SASKATCHEWAN
 The Hon. Harry Van Mulligen
Minister of Finance

1ST QUARTER FINANCIAL REPORT
GENERAL REVENUE FUND

FINANCIAL OVERVIEW

To the end of the first quarter of 2005-06, the General Revenue Fund (GRF) balance before Fiscal Stabilization Fund (FSF) transfer is forecast to be up $116.2 million from Budget. The transfer to the FSF is down $116.2 million, yielding a $0.1 million surplus, unchanged from Budget.

Total revenue is forecast to be $7,262.8 million, up $255.3 million from Budget.

Operating expense is forecast to be $6,733.0 million, up $139.1 million from Budget.

Debt servicing costs are forecast to be $588.0 million, unchanged from Budget.

The Fiscal Stabilization Fund balance is forecast to be $690.2 million at the end of 2005-06. This forecast reflects the FSF balance of $748.5 million at the end of 2004-05 being decreased by the 2005-06 first quarter forecast withdrawal of $58.3 million.

Debt is forecast to be $11.2 billion, a decrease of $140.8 million from Budget.

Government debt is forecast to be $7.5 billion, a decrease of $108.7 million from Budget.

Crown corporation debt is forecast to be $3.7 billion – a decrease of $32.1 million from Budget.

2005-06 GRF Financial Summary

	Budget Estimate*	1st Quarter Forecast	Change from Budget

	(millions of dollars)
Revenue	$7,007.5	$7,262.8	$255.3
Operating Expense	6,593.9	6,733.0	139.1

Operating Surplus	413.6	529.8	116.2
Debt Servicing	588.0	588.0	--

Pre-FSF Balance	(174.4)	(58.2)	116.2
FSF Transfer	174.5	58.3	(116.2)

Surplus	$0.1	$0.1	$--

*  Budget Estimate figures incorporate changes resulting from the Further Estimates. Relative to the March 23 Budget Estimates, the Further Estimates made the following changes: Revenue +$0.732 million; Operating Expense +$30.187 million; FSF Transfer +$29.455 million.

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

REVENUE UPDATE

To the end of the first quarter, provincial revenue is forecast to be $7,262.8 million, up $255.3 million from the Budget Estimate.

Revenue Reconciliation (millions of dollars)

Budget Estimate	$7,007.5

1st Quarter Changes
Oil	+201.0
Natural Gas	+44.2
Corporation Capital Tax	+5.0
Potash	+3.7
Other Net Changes	+1.4

Total Change	+255.3

1st Quarter Forecast	$7,262.8

Own-source revenue is forecast to be $255.3 million above Budget, primarily due to an increase in non-renewable resource revenue.

Oil revenue is forecast to be $857.3 million – an increase of $201.0 million from Budget. The forecast for West Texas Intermediate (WTI) has increased from $38.50 U.S. per barrel at Budget to the current forecast of $49.42 U.S. per barrel.

While the increase in oil revenue is primarily due to an increase in price, it is partially offset by the impact of a widening light-heavy differential. More than 50 per cent of Saskatchewan’s oil is “heavy” and this oil commands a lower price than light sweet crude oil. Since Budget, the difference between the average price forecasts of light and heavy oil has increased by about $6.00 U.S. per barrel.

In addition to the market prices of light and heavy oil, there are other factors that determine provincial oil revenue. These include the exchange rate, oil quality and oil production levels. Further information and detail on the oil revenue forecast is provided in Appendix 1.

Natural gas revenue is forecast to be $235.6 million – an increase of $44.2 million from Budget – primarily reflecting higher prices. The average fiscal year price per gigajoule is currently forecast at $6.94, versus the Budget estimate of $5.94 per gigajoule.

Corporation Capital Tax is forecast to be $378.7 million, up $5.0 million from Budget due to increased forecasts for oil and natural gas prices.

Potash revenue is forecast to be $296.7 million – an increase of $3.7 million from Budget – primarily due to an increase in forecast prices, partially offset by changes to the tax system and by increased capital spending resulting from these tax changes.

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

EXPENSE UPDATE

To the end of the first quarter, provincial expense is forecast to be $7,321.0 million, up $139.1 million from the Budget Estimate.

Expense Reconciliation (millions of dollars)

Budget Estimate	$7,181.9

Operating Expense Changes
Agriculture and Food	+88.9
Health	+40.0
Corrections and Public Safety	+5.1
Culture, Youth and Recreation	+3.9
Other net changes	+1.2

Total Operating Expense
Change	+139.1

1st Quarter Forecast	$7,321.0

The increase from Budget is due mainly to the following changes.

o	Agriculture and Food is $88.9 million above Budget. The increase is primarily due to the Government of Saskatchewan making $75.0 million in additional funding available to fully fund the 2004 Canadian Agricultural Income Stabilization (CAIS) program. The $75.0 million in additional funding will bring total funding available for the 2004 CAIS program to $173.8 million and ensure that producers eligible for payments under the 2004 CAIS program receive 100 per cent of their payments.

Additionally, $13.7 million in incremental funding was allocated to the Meat Processing Strategy, which is a new package to drive development of the meat-processing sector in Saskatchewan.

o	Health is projected to be $40.0 million over Budget. The increase is due to $17.2 million for the Joint Job Evaluation in service provider unions, $3.4 million for coverage of Herceptin, and $19.4 million as a provision for a number of pressures in Health, such as the recently concluded negotiations with the Health Sciences Association of Saskatchewan. Further information respecting these pressures will be available at mid-year.

o	Corrections and Public Safety is projected to be $5.1 million over Budget primarily due to additional costs for the Provincial Disaster Assistance Program (PDAP) due to recent uninsurable losses from storms.

o	Culture, Youth and Recreation is $3.9 million above Budget, primarily due to Centennial-related expenses which were originally planned for 2004-05, but instead will be incurred in 2005-06.

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

DEBT UPDATE

The GRF borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

o	Gross Debt - the amount of money owed to lenders; less,

o	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in this Report includes guaranteed debt.

o	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Debt is forecast to be $11.2 billion at March 31, 2006, a decrease of $140.8 million from Budget.

Government debt is forecast to be $7.5 billion at March 31, 2006, a decrease of $108.7 million from Budget. The decrease primarily reflects a lower drawdown of the Fiscal Stabilization Fund.

Crown corporation debt is forecast to be $3.7 billion at March 31, 2006, a decrease of $32.1 million from Budget.

Government Debt Reconciliation (millions of dollars)

Budget Estimate	$7,633.8

1st Quarter Changes
Fiscal Stabilization Fund	-116.2
Guaranteed Debt	+3.2
Change in Sinking Funds	+4.3

Total Change	-108.7

1st Quarter Forecast	$7,525.1

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

2005-06 First Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Revenue

	Budget Estimate	1st Quarter Forecast	Change from Budget

	(thousands of dollars)

Corporation Capital	$373,700	$378,700	$5,000
Corporation Income	322,100	322,100	--
Fuel	365,400	365,400	--
Individual Income	1,361,900	1,361,900	--
Sales	1,019,000	1,019,000	--
Tobacco	169,000	169,000	--
Other	84,100	84,100	--

Taxes	$3,695,200	$3,700,200	$5,000

Natural Gas	$191,400	$235,600	$44,200
Oil	656,300	857,300	201,000
Potash	293,000	296,700	3,700
Other	51,400	55,400	4,000

Non-Renewable Resources	$1,192,100	$1,445,000	$252,900

Crown Investments Corporation of Saskatchewan	$175,000	$175,000	$--
Saskatchewan Liquor and Gaming Authority	330,700	330,700	--
Other Enterprises and Funds	40,300	40,300	--

Transfers from Crown Entities	$546,000	$546,000	$--

Fines, Forfeits and Penalties	$13,100	$13,100	$--
Interest, Premium, Discount and Exchange	45,900	45,900	--
Motor Vehicle Fees	125,700	125,700	--
Other Licences and Permits	46,100	39,900	(6,200)
Sales, Services and Service Fees	83,400	87,000	3,600
Transfers from Other Governments	16,600	16,600	--
Other	16,000	16,000	--

Other Revenue	$346,800	$344,200	$(2,600)

Own-Source Revenue	$5,780,100	$6,035,400	$255,300

Canada Health Transfer	$551,900	$551,900	$--
Canada Social Transfer	299,700	299,700	--
Health Reform Transfer	108,500	108,500	--
Equalization Payments	82,000	82,000	--
Other	185,332	185,332	--

Transfers from the Government of Canada	$1,227,432	$1,227,432	$--

Revenue	$7,007,532	$7,262,832	$255,300

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

2005-06 First Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Expense

	Budget Estimate [1]	1st Quarter Forecast	Change from Budget

	(thousands of dollars)
Executive Branch of Government
Agriculture and Food	$265,085	$353,935	$88,850
Community Resources and Employment	637,510	637,510	--
Corrections and Public Safety	123,196	128,271	5,075
Culture, Youth and Recreation	57,206	61,136	3,930
Environment	172,036	172,761	725
Executive Council	8,303	8,303	--
Finance	39,914	39,914	--
- Public Service Pensions and Benefits	213,874	213,874	--
First Nations and Métis Relations	42,502	42,502	--
Government Relations	161,488	161,488	--
Health	2,892,799	2,932,799	40,000
Highways and Transportation	260,353	260,353	--
Industry and Resources	62,385	62,385	--
Information Technology Office	4,587	4,587	--
Justice	211,932	211,932	--
Labour	14,770	14,770	--
Learning	1,195,997	1,196,497	500
- Teachers' Pensions and Benefits	160,129	160,129	--
Northern Affairs	5,487	5,487	--
Property Management	11,036	11,036	--
Public Service Commission	8,761	8,761	--
Rural Development	6,626	6,626	--
Saskatchewan Research Council	8,190	8,190	--

Legislative Branch of Government
Chief Electoral Officer	791	791	--
Children's Advocate	1,206	1,206	--
Conflict of Interest Commissioner	122	122	--
Information and Privacy Commissioner	488	488	--
Legislative Assembly	19,539	19,539	--
Ombudsman	1,666	1,666	--
Provincial Auditor	5,940	5,940	--

Operating Expense	$6,593,918	$6,732,998	$139,080
Servicing Government Debt	588,000	588,000	--

Expense	$7,181,918	$7,320,998	$139,080

1   As a result of the Further Estimates, the original Budget Estimates were increased by the following amounts: Agriculture and Food $0.732 million, Learning $24.5 million and Teachers' Pensions and Benefits $4.955 million.

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

2005-06 First Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Debt As at March 31, 2006

	Budget Estimate	1st Quarter Forecast	Change from Budget

	(thousands of dollars)
Crown Corporation Debt
Information Services Corporation of Saskatchewan	$37,000	$37,000	$--
Investment Saskatchewan Inc.	14,674	14,674	--
Municipal Financing Corporation of Saskatchewan	12,041	12,041	--
Saskatchewan Crop Insurance Corporation	188,579	188,579	--
Saskatchewan Housing Corporation	78,307	78,307	--
Saskatchewan Opportunities Corporation	1,700	700	(1,000)
Saskatchewan Power Corporation	2,211,585	2,230,763	19,178
Saskatchewan Telecommunications Holding Corporation	408,705	373,687	(35,018)
Saskatchewan Water Corporation	61,955	63,842	1,887
SaskEnergy Incorporated	723,175	706,512	(16,663)

Crown Corporation Debt	$3,737,721	$3,706,105	$(31,616)
Government Debt	7,577,255	7,465,448	(111,807)

Debt	$11,314,976	$11,171,553	$(143,423)
Guaranteed Debt	57,562	60,223	2,661

Debt plus Guaranteed Debt	$11,372,538	$11,231,776	$(140,762)

Crown Corporation Gross Debt	$4,004,015	$3,974,653	$(29,362)
Crown Corporation Sinking Funds	(266,294)	(268,548)	(2,254)

	$3,737,721	$3,706,105	$(31,616)
Crown Corporation Guaranteed Debt	1,021	522	(499)

Crown Corporation Debt plus Guaranteed Debt	$3,738,742	$3,706,627	$(32,115)

Government Gross Debt	$8,362,566	$8,246,411	$(116,155)
Government Sinking Funds	(785,311)	(780,963)	4,348

	$7,577,255	$7,465,448	$(111,807)
Government Guaranteed Debt	56,541	59,701	3,160

Government Debt plus Guaranteed Debt	$7,633,796	$7,525,149	$(108,647)

Debt plus Guaranteed Debt	$11,372,538	$11,231,776	$(140,762)

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

APPENDIX 1
2005-06 GRF OIL REVENUE

The First Quarter Report includes an oil revenue estimate that is $201.0 million, or 30.6 per cent, higher than the estimate in the Budget. The most sensitive factor affecting the province’s crude oil revenue is the price received for the crude oil produced in Saskatchewan. This price is impacted by numerous factors that continuously change and are somewhat interrelated. The following is an explanation of the significant factors that impact the oil price.

WTI Price Factor

West Texas Intermediate (WTI) oil is a high quality light sweet (low density and sulphur content) crude. The price of WTI oil is the most commonly referenced oil price in North America and is generally quoted at Cushing, Oklahoma in $U.S./barrel. The comparable price in Saskatchewan would be substantially different due to exchange rates and pipeline tariffs.

Since at least 95 per cent of Saskatchewan’s crude oil is lower in quality than WTI oil, the average price of Saskatchewan’s crude oil is significantly lower than the WTI oil price. In the First Quarter Report, the WTI price is estimated to be $49.42 U.S./barrel on average for the fiscal year; whereas, the average price of crude oil in Saskatchewan is estimated to be $35.69 Cdn/barrel. Compared to the Budget, the WTI price in the First Quarter Report is estimated to be $10.92 U.S./barrel, or 28.4 per cent, higher while the average price of crude oil in Saskatchewan is estimated to be only $5.53 Cdn/barrel, or 18.3 per cent, higher.

Assuming none of the other relevant pricing factors change over a one-year period, an incremental $1 U.S./barrel change in the WTI oil price over the same period will result in a current estimated $34 million change to GRF oil revenue.

However, an increase in the price of light sweet crude generally results in an increase in the price of heavy crude, but by a smaller proportion. Therefore, the estimated change to GRF oil revenue is generally less than $34 million. Typically, if the WTI price increases by $1 U.S./barrel, the price of heavy crude oil increases about $0.70 U.S. With the change in heavy oil accounted for, an incremental $1 U.S./barrel change in the WTI price results in about $25 million in incremental GRF oil revenue.

Exchange Rate Factor

Since the price of Saskatchewan’s crude oil is determined based on prices in the United States, the exchange rate is an important factor in determining the price of oil produced in Saskatchewan. The exchange rate assumed in the First Quarter Report is 0.8340 $U.S./$Cdn, which is 0.0042 $U.S./$Cdn higher than the rate assumed in the Budget.

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

Assuming none of the other relevant factors change over a one-year period, an incremental $0.01 change in the $U.S./$Cdn exchange rate over the same period will result in a current estimated $14 million change to the GRF oil revenue. The higher the exchange rate, the lower the price of oil produced in Saskatchewan.

Crude Oil Quality Factor

As noted earlier, approximately 95 per cent of Saskatchewan’s crude oil is lower in quality than the WTI light sweet crude oil. Lower quality crude oil is less attractive to refiners and therefore attracts lower prices.

Currently, approximately 55 per cent of Saskatchewan’s crude oil is heavy sour crude oil. In order for this crude to be transported by pipeline, the crude needs to be blended with lighter liquid hydrocarbons (often referred to as condensate). Based on supply/demand conditions, the price differential between the blended heavy oil and light oil continuously changes.

The First Quarter Report assumes an average yearly differential of $17.89 U.S./barrel at Chicago compared to $12.03 U.S./barrel in the Budget. This $5.86 U.S./barrel increase in the differential is due to both increased world production of lower quality crude oil and increased demand for lighter crude oil.

Assuming no other relevant factors change over a one-year period, an incremental $1 U.S./barrel change in the price differential between WTI and blended heavy oil at Chicago over the same period will result in a current estimated $27 million change to provincial GRF oil revenue. A higher price differential translates into lower heavy oil prices.

Condensate Price Factor

In Saskatchewan, condensate is blended with heavy oil in order to lower the viscosity of the heavy oil for pipeline transporting purposes. As the overall production of heavy oil increases in western Canada, the demand for condensate also increases.

The First Quarter Report assumes a higher price for the condensate than used in the Budget. Since the blended heavy oil price is determined by the refineries, the higher condensate price has the effect of devaluing the price of heavy crude oil.

Assuming none of the other relevant factors change over a one-year period, an incremental $1 U.S./barrel change in the condensate price over the same period will result in a current estimated $5 million change to the GRF oil revenue. A higher condensate price translates into lower heavy oil prices.

Other Factors Affecting Oil Revenue

In addition to the factors listed above which can dramatically fluctuate, the following other factors also impact oil revenue estimates in Saskatchewan.

o	Based on the level of drilling occurring throughout the province, the mixture

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

of light, medium and heavy oil in the province changes as does the mixture of Crown oil (oil produced from lands in which the province owns the mineral rights) and freehold oil (oil produced from lands in which individuals, companies or the Government of Canada own the minerals rights). The level of provincial take is dependent on the quality of the oil and the mineral ownership of the oil.

o	Based on the natural productivity decline of wells, the development of new enhanced oil recovery projects, and the maintenance schedule of wells, the overall production of oil from existing wells in the province changes.

o	The pipeline equalization formulas and tariffs that affect the cost of transporting oil change from time to time.

Conclusion

While the WTI benchmark price is a useful indicator of overall trends, it is not the price actually received by Saskatchewan producers and it cannot be translated into government royalties on a consistent, one-to-one basis. Historically, the WTI benchmark price and Saskatchewan oil revenue have generally moved in the same direction, but not always by the same proportion.

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

APPENDIX 2
SMOKING BAN FINANCIAL IMPACT

A province-wide smoking ban was introduced January 1, 2005. It was anticipated that the smoking ban would result in lower revenue to the General Revenue Fund (GRF). In particular, net income from the Saskatchewan Liquor and Gaming Authority (SLGA) and the Saskatchewan Gaming Corporation (SGC) was expected to be lower due to a reduction in gaming activities.

2005-06 Estimated Impact

The 2005-06 Budget incorporated an estimate of about a $40 million reduction in GRF revenue as a result of the smoking ban. This estimate was broadly consistent with experiences in other jurisdictions and with several Saskatchewan municipalities that had implemented smoking bans prior to January 1, 2005.

The 2005-06 Budget estimates for SLGA Video Lottery Terminal (VLT) and SGC net income are lower than in the 2004-05 Budget, primarily due to the impact of the smoking ban. There were no provisions made for smoking ban impacts in the 2004-05 Budget.

When comparing the 2004-05 Budget with the 2005-06 Budget for VLTs and SGC, revenue to the GRF from gaming activities was estimated to decline by $39.7 million or 16.6 per cent. Most of the reduction was estimated to be from VLT activity, which was estimated to decline by $31.8 million, or 15.9 per cent. With the introduction of the smoking ban, net income at SGC was expected to decrease by $7.9 million, or approximately 20 per cent.

2005-06 Estimated Smoking Ban Impacts

	2004-05 Budget	2005-06 Budget	Change

	$ Millions			Per Cent
SLGA VLT Net Income	200.5	168.7	(31.8)	(15.9)
SGC Net Income	39.1	31.2	(7.9)	(20.2)

Total	239.6	199.9	(39.7)	(16.6)

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update

Preliminary Smoking Ban Impacts

Isolating the financial results of a single policy decision cannot be done with absolute precision. In addition to the smoking ban, there are other factors that affect gaming net income. These include normal variations in gaming activity, marketing promotions, special events and expense-related changes. Thus, the financial impacts of the smoking ban can only be calculated as rough estimates.

2004-05 Actual Results

Actual results from 2004-05 provide support for the current estimates for 2005-06.

o	In 2004-05, actual SGC net income was $39.4 million, including an extraordinary revenue adjustment (of about $2 million) related to non-gaming activities. Excluding the extraordinary revenue item, SGC net income would have been about $2 million lower. This difference, other things being equal, essentially reflects the impact of the smoking ban in the last quarter of the 2004-05 fiscal year given that the ban took effect January 1, 2005.

o	Actual SLGA VLT net income for 2004-05 was $193.8 million, a decrease of $6.7 million from the 2004-05 Budget estimate. The overall decrease in net income was composed of a $9.2 million reduction in VLT net (of commission) revenue, partially offset by lower expenses.

2005-06 First Quarter Results

Results over the first three months of 2005-06 remain broadly consistent with the Budget forecast.

o	Over the first quarter of 2005-06, Casino Regina gaming revenue decreased 10 per cent, or about $2 million, from the first quarter of 2004-05 (prior to the smoking ban), consistent with current estimates.

o	Similarly, VLT revenue decreased about 15 per cent, or $9 million, compared to the first quarter of 2004-05 (prior to the smoking ban), consistent with assumptions included in the 2005-06 Budget estimates.

Conclusion

The current estimate of the $40 million impact of the smoking ban in 2005-06 continues to remain reasonable given the results from 2004-05 and the 2005-06 first quarter results. As more information becomes available, the revenue estimates for gaming and the estimated impact of the smoking ban will be monitored and updated.

2005-06 Saskatchewan 1st Quarter Financial Report
General Revenue Fund Update